FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of   May, 2004
                 ----------------

Commission File Number  0-29382
                       ---------

                          Minefinders Corporation Ltd.
                     --------------------------------------
                 (Translation of registrant's name into English)

     Suite 2288, 1177 West Hastings Street, Vancouver, B.C. V6E 2K3, Canada
  ----------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F           Form 40-F X
                                                          ----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes     No  X
                                           ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements of Minefinders Corporation Ltd which include the accompanying interim consolidated balance sheet as at March 31, 2004 and the interim consolidated statements of loss and deficit, cash flows and mineral properties and deferred exploration costs for the three-month periods ended March 31, 2004 and 2003 are the responsibility of the Company's management. These consolidated financial statements have not been reviewed on behalf of the shareholders by the independent external auditors of the Company, BDO Dunwoody, LLP. The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with Canadian generally accepted accounting principles.

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                                     Consolidated Balance Sheets
                                 Expressed in thousands of United States Dollars

                                                                        March 31, 2004     December 31, 2003
                                                                  --------------------- ---------------------
Assets                                                                     (Unaudited)             (Audited)

Current
       Cash and cash equivalents                                              $ 44,025             $ 45,677
       Receivables                                                                  33                   27
       Prepaid expenses                                                            154                   71
                                                                  --------------------- ---------------------
                                                                                44,212               45,775
Mineral properties and
       deferred exploration costs  (Note 6)                                     35,694               34,519

Equipment                                                                          170                  112
                                                                  --------------------- ---------------------

                                                                              $ 80,076             $ 80,406
-------------------------------------------------------------------------------------------------------------
Liabilities and Shareholders' Equity

Liabilities

Current
       Accounts payable and accrued liabilities                                 $  717                $  797
                                                                  --------------------- ---------------------

Shareholders' equity
       Capital stock (Note 7)                                                  85,007                 84,277
       Contributed surplus                                                      4,593                  4,483
       Deficit accumulated in the exploration stage                           (14,728)              (14,486)
       Cumulative translation adjustment                                         4,487                 5,335
                                                                  --------------------- ---------------------
                                                                                79,359                79,609
                                                                  --------------------- ---------------------

                                                                              $ 80,076              $ 80,406
-------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                     Consolidated Statements of Loss and Deficit
          Expressed in thousands of United States Dollars, except per share data
                                             For the Three Months Ended March 31
                                                                     (Unaudited)

                                                                                    2004                   2003
                                                                    --------------------- ----------------------

Administrative costs

Accounting and auditing                                                           $  65                  $   34
Amortization                                                                          2                       2
Consulting fees and other compensation                                              166                      44
Corporate relations                                                                 126                     257
Legal                                                                                72                     112
Office services and expenses                                                         60                      65
Shareholder reports and filing fees                                                  26                      96
Travel                                                                                9                      29
                                                                    --------------------- ----------------------

                                                                                    526                     639
Other operating items
Write-off of mineral properties and deferred
 exploration costs                                                                   48                      24
                                                                    --------------------- ----------------------

Loss from operations                                                               (574)                  (663)

Investments and other Items
         Foreign exchange gain (loss)                                                 47                  (116)
         Interest income                                                             285                    67
                                                                    --------------------- ----------------------

Net loss for the period                                                            (242)                 (712)

Deficit accumulated in the exploration stage, beginning of period               (13,193)                (9,111)

Adjustment  to  deficit,   beginning  of  period,  for  change  in               (1,293)                  (742)
accounting policy (Note 3)
                                                                    --------------------- ----------------------

Deficit accumulated in the exploration stage, end of period
                                                                              $ (14,728)            $ (10,565)
----------------------------------------------------------------------------------------------------------------

Loss per share - basic and diluted                                            $   (0.01)            $   (0.02)
----------------------------------------------------------------------------------------------------------------

Weighted average shares outstanding                                           36,229,974             30,057,747
----------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                           Consolidated Statements of Cash Flows
                                 Expressed in thousand of United States  Dollars
                                             For the Three Months Ended March 31
                                                                     (Unaudited)

                                                                                  2004                  2003
                                                                     ------------------ ---------------------

Cash flows from operating activities

Net loss for the period                                                        $ (242)               $ (712)
Items not involving cash
       Amortization                                                                 2                     2
       Write off of mineral properties and deferred
       exploration costs                                                           48                     24

Net change in non-cash working capital balances
       Receivables                                                                 (6)                  (29)
       Prepaid expenses                                                           (83)                  (19)
       Accounts payable and accrued liabilities                                   (80)                  (18)
                                                                     ------------------ ---------------------

                                                                                 (361)                 (752)
                                                                     ------------------ ---------------------


Cash flows from investing activities
       Mineral properties and exploration costs                                (1,468)               (1,199)
       Purchase of equipment                                                      (74)                  (26)
                                                                     ------------------ ---------------------

                                                                               (1,542)               (1,225)
                                                                     ------------------ ---------------------


Cash flows from financing activities
       Net proceeds on issuance of common shares                                  730                11,841
                                                                     ------------------ ---------------------

Effect of exchange rate changes on cash and
cash equivalents                                                                 (479)                 699
                                                                     ------------------ ---------------------

(Decrease) increase in cash for the period                                     (1,652)               10,563

Cash and cash equivalents,  beginning of period                                45,677                 5,970
                                                                     ------------------ ---------------------

Cash and cash equivalents,  end of period                                     $ 44,025            $  16,533
-------------------------------------------------------------------------------------------------------------
Supplemental Information:

Stock option compensation included in Mineral Properties:                     $110,000            $       -


The accompanying notes are an integral part of these consolidated financial statements

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                   Consolidated Statements of Mineral Properties
                                                  and Deferred Exploration Costs
                                 Expressed in thousands of United States Dollars
                                             For the Three Months Ended March 31
                                                                     (Unaudited)

                                                                                   2004                2003
                                                                     ------------------- -------------------

Mineral properties                                                          $       38            $      26
                                                                     ------------------- -------------------


Deferred exploration costs

Assaying                                                                            107                  95
Amortization                                                                         12                   5
Communication and delivery                                                           27                  13
Drilling and trenching                                                              593                 703
Environmental                                                                         3                   -
Geophysical surveying and mapping                                                     4                  11
Legal: mineral properties                                                            19                   -
Licences and recording fees                                                          47                  54
Metallurgical                                                                        48                  13
Engineering/feasibility study                                                       108                   -
Road building                                                                        43                   -
Supplies                                                                             42                  31
Taxes                                                                                31                   3
Technical and professional services                                                 301                 221
Other non-cash professional services (Note 9)                                       110                   -
Travel                                                                               57                  29
                                                                     ------------------- -------------------
                                                                                  1,552               1,178
                                                                     ------------------- -------------------
Mineral properties and deferred exploration
    costs during the period                                                       1,590               1,204
Balance, beginning of period                                                     34,519              23,819
Foreign exchange adjustment                                                       (367)                 500
Less: Write-off of mineral properties and deferred
          exploration costs                                                        (48)                (24)
                                                                     ------------------- -------------------

Balance, end of period                                                        $ 35,694            $ 25,499
------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                      Notes to Consolidated Financial Statements
                                 Expressed in thousands of United States Dollars
                                                                  March 31, 2004
                                                                     (Unaudited)

1.   Basis of Presentation

     The financial statements included herein, presented in accordance with generally accepted accounting principles in Canada for interim financial statements and stated in thousands of United States dollars (Note 4), have been prepared by the Company, without audit.

     These interim financial statements do not include all the note disclosures required for annual financial statements and therefore they should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2003.

     These statements reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for the fair presentation of the information contained therein.

2.   Nature of Business

     The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of the assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has not yet determined whether its properties contain mineral reserves that are economically recoverable. The continuation of the Company and the recoverability of the amount shown for mineral properties and deferred exploration costs is dependent upon the continuing financial support of shareholders or other investors and obtaining long-term financing to complete exploration and development, the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims and upon future profitable production.

     The Company expects to complete the feasibility study on its Dolores mineral property in Mexico in 2004. Future development of the Dolores deposit will depend upon obtaining adequate financing and the appropriate environmental and operating permits. Upon receipt of necessary permits and funding, the Company expects to direct its efforts toward equipment and material procurement, project management and construction. The feasibility study is considering various mining and recovery processes and the Company is not yet able to forecast project capital or operating costs for Dolores.

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                      Notes to Consolidated Financial Statements
                                 Expressed in thousands of United States Dollars
                                                                  March 31, 2004
                                                                     (Unaudited)

3.   Change in Accounting Policy

     Effective January 1, 2004, the Company has adopted the recommendations of revised Canadian Institute of Chartered Accountants ("CICA") Handbook
     Section 3870, "Stock-based compensation and other stock-based payments", which now requires the Company to adopt the fair value based method for all stock-based awards granted on or after January 1, 2004. The Company has retroactively applied the effect of this new accounting policy to prior periods. Previously the Company was only required to disclose in the notes to the consolidated financial statements the pro forma effect of compensation in respect of stock options granted to employees and directors after January 1, 2002. The Company uses the Black Scholes option pricing model to determine the fair value of options granted. Readers are referred to the consolidated financial statements for the years ended December 31, 2003 and 2002 for details of assumptions used in these calculations for prior periods.

     The effect of the restatement was to increase the accumulated deficit as of December 31, 2002 by $742 (for options granted to employees and directors in 2002) and to increase the accumulated deficit as of January 1, 2004 by $1,293. Contributed surplus was restated for the corresponding effect of the restatement. There was no effect on the loss reported in the first quarter of 2003, as there were no options granted in that period.

4.   Reporting Currency and Foreign Currency Translation

     The Company's functional currency is the Canadian dollar. Effective January 1, 2004, the Company changed its reporting currency to the United States dollar from the Canadian dollar in order to provide information on a more comparable basis with the majority of the companies in the Company's peer group. The Company continues to consolidate its subsidiaries using the temporal method to initially prepare its consolidated financial statements in that of its functional currency. Converting the consolidated financial statements to US dollars for presentation purposes is accomplished as follows: Assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Expenses and capital stock issuances are translated at the exchange rate in effect on the respective transaction dates. The resulting exchange gains and losses are shown as a separate component of shareholders' equity.

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                      Notes to Consolidated Financial Statements
                                 Expressed in thousands of United States Dollars
                                                                  March 31, 2004
                                                                     (Unaudited)

4.   Reporting Currency and Foreign Currency Translation (continued)

     The financial information as at December 31, 2003 and the three months ended March 31, 2003 have been restated as if the US dollar had been used as the reporting currency during those periods.

5.   Segmented Information

     The Company has determined that it has one business segment, the exploration and development of mineral properties. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for the three months ended March 31, 2004 and 2003.

6.   Mineral Properties and Deferred Exploration Costs

                                         Mineral                Deferred         March 31,      December 31,
                                      Properties       Exploration Costs              2004              2003
------------------------------------------------------------------------------------------------------------
   Mexico
   Dolores Property                       $ 8,241              $ 20,986          $ 29,227           $ 28,397
   Northern Sonora                            208                 3,282             3,490              3,328
   La Reserva/El Correo                        59                 1,569             1,628              1,635
   Other                                       59                   526               585                402
                               ------------------- --------------------- ----------------- ------------------
                                            8,567                26,363            34,930             33,762
   United States
   Nevada Properties                          260                   504               764                757
                               ------------------- --------------------- ----------------- ------------------

                                          $ 8,827              $ 26,867          $ 35,694           $ 34,519
------------------------------------------------------------------------------------------------------------

                                                    Minefinders Corporation Ltd.
                                                  (An Exploration Stage Company)
                                      Notes to Consolidated Financial Statements
Expressed in thousands of United States Dollars (except number of shares and per share data)
                                                                  March 31, 2004
                                                                      (Unaudited


7.   Capital Stock

     Authorized:  Unlimited common shares, no par value
      Issued:

                                         Issued                    Amount
                                 --------------------- -------------------------

      Balance, January 1, 2004         36,121,841                  $ 84,277

      Issued for cash:

      Exercise of stock options           280,000                       730
                                 --------------------- -------------------------

      Balance, March 31, 2004          36,401,841                  $ 85,007
                                 --------------------- -------------------------


      At March 31, 2004, the following stock options were outstanding:

------------ -------------------------- ----------------------------------------
                         Exercise Price
------------ -------------------------- ------------------------------------
     Number                     ($CDN)                   Expiry Date
------------ -------------------------- ----------------------------------------

    125,000                       1.10                 June 19, 2005

     40,000                       1.05              December 7, 2005

    220,000                       1.50              November 7, 2006

    585,000                       3.30                April 17, 2007

    880,000                       6.45             December 23, 2007

     35,000                       8.08                  July 1, 2008

    785,000                      10.65            September 26, 2008

     50,000                      12.53                March 17, 2009
---------------------- --------------------------

  2,720,000                       6.35
---------------------- --------------------------

     50,000 options with an exercise price of CDN$12.53 were granted on March 17, 2004, 25,000 vested immediately and 25,000 vest on June 17, 2004.

     Subsequent to March 31, 2004, 45,000 options were exercised at a weighted average price of $7.07 for gross proceeds of $318.

                                                     Minefinders Corporation Ltd
                                                  (An Exploration Stage Company)
                                      Notes to Consolidated Financial Statements
                                 Expressed in thousands of United States Dollars
                                                                  March 31, 2004
                                                                     (Unaudited)

7.   Capital Stock (continued)

     The following table summarizes the changes in stock options during the period:

                                                                     Weighted
                                                                      Average
                                                         Number       Exercise
                                                         of Options    Price
                                                      ------------- ------------
                                                                    $CDN
     Outstanding January 1, 2004                        2,950,000     6.01


     Granted                                               50,000    12.53

     Exercised                                           (280,000)    3.91

                                                      ------------- ------------
     Outstanding March 31, 2004                         2,720,000     6.35
                                                      ------------- ------------


8.   Related Party Transactions

     Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

     a) The Company was charged for administrative and geological services by two officers in the amount of $209, including bonuses paid, for the three months ended March 31, 2004 ($64 for the same period in 2003).

     b) The Company was charged for legal services by a law firm in which one of the directors is a partner. The cost of these services was $28 for the three months ended March 31, 2004 ($53 for the same period in 2003).

Transactions with related parties are recorded at the exchange amount, being the amount established and agreed to with the related parties.

                                                     Minefinders Corporation Ltd
                                                  (An Exploration Stage Company)
                                      Notes to Consolidated Financial Statements
                                 Expressed in thousands of United States Dollars
                                                                  March 31, 2004
                                                                     (Unaudited)

9.   Stock-Based Compensation

          Effective January 1, 2004 (Note 3), the Company accounts for all stock-based compensation issued using the Black-Scholes option pricing model. During the three months ended March 31, 2004, 50,000 stock options were granted. (Note 7) The weighted average assumptions used in calculating compensation expense for the three months ended March 31, 2004 in respect of these stock options were as follows:


          Risk free rate:                                              4%

          Dividend yield:                                              nil

          Volatility factor of the expected market price

            of the Company's common shares:                            55%

          Weighted average expected life of the

             Stock options (months)                                    48

          Stock option compensation of $110 was recognized in respect of these options and was charged to the Consolidated Statement of Mineral Properties and Deferred Exploration Costs, in accordance with the nature of the grant, in the three-month period ended March 31, 2004. No stock options were granted in the three-month period ended March 31, 2003, hence, there was no compensation recognized in this period.

                                                     Minefinders Corporation Ltd
                                                  (An Exploration Stage Company)
                                      Notes to Consolidated Financial Statements
                                 Expressed in thousands of United States Dollars
                                                                  March 31, 2004
                                                                     (Unaudited)

10.  United States Generally Accepted Accounting Principles

          The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These principles differ in some respects from United States generally accepted accounting principles ("US GAAP"). The effect of such differences on the Company's consolidated financial statements is set out below:

          a)   Mineral Exploration Expenditures

               Under Canadian GAAP expenditures on specific properties are capitalized until such time as either economically unrecoverable reserves are established or the properties are sold or abandoned. US GAAP requires that mineral exploration expenditures (excluding Mexican value added taxes recoverable included in deferred exploration costs under Canadian GAAP) be charged to the Statement of Loss and Deficit in the period incurred. Accordingly, for US GAAP, all mineral exploration expenditures incurred to date would be charged to the Statement of Loss and Deficit.

          b)   Comprehensive income (loss)

               US GAAP requires the Company to present comprehensive income. Comprehensive income comprises the Company's net loss and all changes to shareholders' equity except those resulting from investments or distributions to owners. Foreign exchange adjustments resulting from the translation of deferred mineral exploration costs have been excluded from the calculation of comprehensive loss as such costs would be charged to expense as incurred under US GAAP.

          c)   Stock-based compensation

               The Company has adopted the fair value based method for all stock-based awards granted on or after January 1, 2004 as applied on a retroactive basis consistent with a similar adoption and transition used in Canadian GAAP.

                                                     Minefinders Corporation Ltd
                                                  (An Exploration Stage Company)
                                      Notes to Consolidated Financial Statements
                                 Expressed in thousands of United States Dollars
                                                                  March 31, 2004
                                                                     (Unaudited)


10. United States Generally Accepted Accounting Principles (continued)

          The impact of the above on the financial statements is as follows:

                                                                               March 31,            March 31,

                                                                                    2004                 2003
                                                                    --------------------- --------------------

          Net loss per Canadian GAAP                                            $  (242)             $  (712)

          Adjustments related to:

              Mineral exploration expenses                                       (1,428)              (1,148)
                                                                    --------------------- --------------------


          Net loss per US GAAP                                                   (1,670)              (1,860)

          Foreign exchange adjustment                                              (481)                 605
                                                                    --------------------- --------------------

          Comprehensive loss per US GAAP                                       $ (2,151)           $ (1,255)
                                                                    --------------------- --------------------


             Net loss per share, basic and diluted                              $ (0.05)             $ (0.06)
                                                                    --------------------- --------------------



                                                                           March 31,2004    December 31, 2003

          Shareholders' equity per Canadian GAAP                               $ 79,359             $ 79,609
          Adjustments related to:
             Mineral exploration expenses                                       (35,062)             (34,035)
                                                                    --------------------- --------------------

          Shareholders' equity per US GAAP                                       $44,297             $ 45,574




                           MINEFINDERS CORPORATION LTD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For The Three Months Ended March 31,2004

This discussion and analysis of financial position and results of operations of Minefinders Corporation Ltd. (the Company) is current as of May 6, 2004, and should be read in conjunction with the unaudited consolidated financial statements of the Company and the notes thereto for the three months ended March 31, 2004 and with the audited consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2003. Additional information relating to the Company, including the Company's annual information form and Annual Report, is available on SEDAR at www. sedar com. All amounts in this report are expressed in United States dollars, unless the context indicates otherwise. References to "2004" are in respect of the three-month period ended March 31, 2004 and to "2003" are in respect of the three-month period ended March 31, 2003, unless the context indicates otherwise.

The Company has changed its reporting currency from the Canadian dollar to the United States dollar so that its financial results may be more comparable to other mineral exploration companies operating internationally. The effect of the change in reporting currency has been implemented on a retroactive basis in the financial statements of the Company and is discussed elsewhere in this report.

The common shares of the Company trade on the Toronto  Stock  Exchange  (symbol:
MFL) and the American Stock Exchange (symbol: MFN).

Introduction

The following  discussion  and analysis of the  operating  results and financial position of the Company should be read in conjunction with the attached Consolidated Financial Statements of the Company and related Notes which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) (see Summary of Significant Accounting Policies and Note 1:
Nature of Business in the accounts contained on pages 18 to 20 of the Annual Report for 2003), which differ in certain material respects from accounting principles generally accepted in the United States (US GAAP) (see Note 10). The Company's accounting policies and estimates used in the preparation of these financial statements are consistent with those used in the preparation of the annual financial statements, except for a change in reporting currency and adoption of new Canadian accounting standards for stock-based compensation, discussed elsewhere in this report, and are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process. These statements are prepared by management without audit, except where noted.

Business Conditions and Highlights

The Company is primarily engaged in the exploration and development of mineral properties, principally precious metals. Its main asset is the Dolores deposit in Chihuahua, Mexico. A bankable feasibility study is currently in progress, the results of which will be the principal consideration in advancing the Company from the exploration stage to production. The Company updated investors on January 13, 2004, on the Dolores drilling and feasibility study. A resource model issued on June 5, 2003 is being updated for drilling results obtained after that date. The Company also announced that it had selected a combined flotation and heap leach mineral recovery process for the final feasibility study. The addition of flotation to the Dolores mine plan is expected to substantially increase the overall percentage recovery of contained silver.

The Company is conducting an active exploration program on several of its Northern Sonora properties, and has added to its portfolio in the first quarter of 2004 by securing mineral rights on a 500 hectare mineral concession in Northern Sonora, approximately 18 km west-southwest of Nogales, Mexico. The district is within a historic silver mining region and is prospective for the discovery of a large bulk-tonnage silver deposit.

The Company does not have revenue except from interest earned on cash balances. It relies on equity financing to fund corporate expenses and exploration programs on its properties in Mexico and the United States. The general market for this activity, which includes related investor interest and opportunities to obtain funding, continued to be favourable in the first quarter of 2004. The price for gold was above $400 per ounce for most of the quarter, and closed at $423 on March 31, 2004. At the time of writing the gold price was weaker at $383 per ounce; silver rose from $5.98 on January 1, 2004 to $7.82 per ounce on March 31, 2004; at the time of writing the silver price closed at $6.08. The prices of these two commodities are still considered by management to be favourable to a development decision at Dolores.

Operating Activities

The Company recorded a net loss for the quarter ended March 31, 2004 of $0.2 million ($0.01 per share) compared with $0.7 million ($0.02 per share) in the first quarter of 2003. Administration costs were generally lower than the corresponding quarter of 2003; these costs were partially offset by higher interest income earned on cash balances and a positive foreign exchange adjustment. The Company has accounted for the value of stock options issued in the first quarter of 2004, and charged $110,000 to deferred exploration costs, in accordance with the nature of the grant.

Administration costs decreased from $640,000 in the first quarter of 2003 to $526,000 in 2004 due to several factors. There was a decrease in corporate relations costs of $132,000 as the Company reduced the extent of its investor relations programs. Consulting fees went up, reflecting a bonus paid to senior staff. Shareholder reports and fees decreased from unusually high levels in the same period in 2003, relating to the securing of the Company's AMEX listing. Interest income rose to $285,000 from $67,000 reflecting higher cash balances as a result of significant funds received from the issuance of common shares in late 2003.

Summary by Quarter

The following tables present our unaudited quarterly results of operations for each of the last eight quarters. This data has been derived from our unaudited consolidated financial statements, which were prepared on the same basis as the annual consolidated financial statements and, in our opinion, include all necessary adjustments, consisting solely of normal recurring adjustments, for the fair presentation of such information. Those unaudited quarterly results should be read in conjunction with our annual audited consolidated financial statements for the years ended December 31, 2003 and 2002.

Net loss by quarter (000's)

                                                       Q-1           Q-2                Q-3           Q-4
                                             -------------- ----------------- -------------- -------------
            2004
            Net loss excluding write-down
                                                      $194
            Write-down of mineral
            properties                                  48
                                             -------------- ----------------- -------------- -------------
            Net loss                                  $242
                                             -------------- ----------------- -------------- -------------
                                             -------------- ----------------- -------------- -------------
          Loss per share                             $0.01
                                             -------------- ----------------- -------------- -------------
            2003
            Net loss excluding write-down
                                                      $689              $288         $1,239          $620
            Write-down of mineral
            properties                                  23                17             33         1,012
                                             -------------- ----------------- -------------- -------------
            Net loss                                  $712              $305         $1,272        $1,632
                                             -------------- ----------------- -------------- -------------
                                             -------------- ----------------- -------------- -------------
            Loss per share                           $0.02             $0.01          $0.04         $0.05
                                             -------------- ----------------- -------------- -------------

            2002
            Net loss excluding write-down
                                                                        $462            $97          $550
            Write-down of mineral
            properties                                                    92            103           269
                                             -------------- ----------------- -------------- -------------
            Net loss                                                    $554           $200          $818
                                             -------------- ----------------- -------------- -------------
                                             -------------- ----------------- -------------- -------------
            Loss per share                                             $0.02          $0.01         $0.03
                                             -------------- ----------------- -------------- -------------

The above figures have been restated from what was previously reported in the Company's quarterly reports to conform to the newly adopted accounting policy for stock-based compensation and for the change in reporting currency to the United States dollar.

As the Company is still in the exploration stage, variances in its quarterly losses are not affected by sales or production-related factors. Variances by quarter reflect overall corporate activity and are also caused by factors which are not recurring each quarter. The lower net loss in 2004 reflects significantly higher interest revenue ($285) on cash balances and a small gain on foreign exchange ($47). The loss from operations in the first quarter before exploration expense ($526) was slightly lower than the in the comparable period in 2003 ($640) and virtually the same as in the fourth quarter of 2003 ($524).

Financial Position and Liquidity

The Company's financial condition improved significantly in 2003 and the Company maintained high levels of cash balances and working capital throughout the first quarter of 2004. As at March 31, 2004, the Company had working capital of $43.5 million, compared with $45.0 million at December 31, 2003. The most significant component of the change in working capital was the decrease in cash and cash equivalents by $1.7 million over the December 31, 2003 balance. Other components of working capital did not appreciably change.

The Company received $0.7 million upon the exercise of 280,000 stock options. There were no other external sources of cash received during the quarter.

Cash used in operating activities decreased from $0.8 million in the first quarter of 2003 to $0.4 million in the same period in 2004, largely due to the reduced loss incurred in 2004. The costs associated with mineral exploration and equipment additions increased in the period to $1.5 million in 2004 from $1.2 million in 2003 due to planned exploration on Dolores.

Financial and Other Instruments

The Company's financial assets and liabilities consist of cash and cash equivalents, receivables and accounts payable and accrued liabilities, some of which are denominated in United States dollars or Mexican pesos. These accounts are recorded at their fair market value. The Company is at risk to financial gain or loss as a result of foreign exchange movements against the Canadian dollar. During the three months ended March 31, 2004, the Company recorded a gain of $0.05 million, while in the same period in 2003 a loss of $0.12 million was recorded. The Company will continue to seek to maintain a low exposure to foreign currency fluctuations.

The Company has placed its cash and cash equivalents in liquid renewable Canadian dollar bank instruments which provide a fixed rate of interest during the term. When renewing an instrument that has matured, the posted bank rate may be higher or lower than that currently received by the Company, which affects the amount of interest income received.

Investment in Mineral Exploration and Development

Net expenditures on mineral properties increased during the first quarter of 2004 to $1.6 million from $1.2 million in 2003. The Company has focused its activities on the Dolores project, an advanced-stage exploration project in northern Mexico, conducting extensive drilling on the main zone and adjacent structures in order to determine the size and grade of the deposit and to conduct a feasibility study demonstrating its economic potential. Drilling on step-out and new targets on the Dolores property restarted in January, 2004. Recently completed drilling, directed to extend high-grade ore shoots to depth beneath the open-pit resource, continued to be successful. Expenditures on drilling and trenching were $0.6 million in 2004 compared to $0.7 million in 2003, with most of the work conducted at Dolores. Assaying of drill core and cuttings cost $107,000 in 2004, compared with $95,000 in 2003. Technical and professional services, for engineering work, metallurgical testing, reserve computation, mine planning, geological staffing and related work amounted to $301,000 in 2004 (2003: $221,000). The engineering and feasibility study costs were $108,000. Other non-cash costs of $110,000 (2003 - $nil) relate to the valuation of stock option awards, mainly to Dolores consulting staff, whose compensation is capitalized to the related mineral property being explored.

The Dolores feasibility study is expected to be substantially completed in the first half of 2004. Future development of the Dolores deposit will depend upon obtaining adequate financing and the appropriate environmental and operating permits. Assuming these permits and funding are obtained, the Company expects to direct its efforts toward equipment and material procurement, project management and construction. The feasibility study has considered various mining and recovery processes and the Company believes flotation and heap leaching in tandem will be used in the recovery processes.

The Company continued to pursue exploration activity on its Northern Sonora properties. Expenditures in the quarter were $0.2 million, and the Company acquired a new 500 hectare mineral concession prospective for silver. The Company has prepared several drill targets on its Nevada properties, and expects to drill-test them later this year.

Outstanding Share Data

As at March 31, 2004, there were 36,401,841 common shares issued and outstanding. As at May 6, 2004, there were 36,446,841 common shares issued and outstanding. In addition, there were 2,675,000 stock options outstanding with exercise prices ranging between CDN$1.05 and CDN$12.53 per share, of which all but 25,000 have vested. There are no share puchase warrants outstanding.

Outlook

The Company is adequately funded to carry out further development work at Dolores in anticipation of a positive result from its feasibility study. Current work plans are incorporated into a $7 to 10 million budget (of which $1.6 was incurred in the first quarter of 2004) for additional drilling, engineering and construction, and environmental studies. The Company has no significant contractual obligations relating to Dolores at this time, apart from property payments, except in relation to contingent royalty payments once production commences. The Company believes it is well-positioned to secure the remaining capital required to undertake construction of the Dolores project. The Company will seek to secure debt financing for part of the Dolores construction costs, if it can be obtained on reasonable cost and terms. While equity markets remain positive to gold developers, the Company is not assured that equity funding will be available at terms suitable to the Company.

The Company plans to expand its exploration and development programs for 2004 on projects other than Dolores, with renewed drilling at its Northern Sonora properties and conduct initial and follow-up drilling at some of its Nevada properties. Expenditures on Northern Sonora are budgeted at $1.7 million, with $0.9 million budgeted on La Bolsa for drilling and assaying, along with some metallurgical work. Drilling is also planned for the Real Viejo/La Dura Project in 2004. Two of the Company's properties in Nevada, the Clear and Gutsy prospects, are expected to be drill-tested in 2004, with initial programs expecting to cost less than $500,000. Program results will be evaluated, with follow-up work and expenditures to be based on the initial results.

Change in Accounting Policy and Reporting Currency

The Company's functional currency is the Canadian dollar; it is the currency of the primary economic environment in which the Company operates at this time and reflects the dependence of mineral exploration programs upon financing obtained by the Canadian parent company. The Company has adopted on January 1, 2004 the United States currency as its reporting currency with a restatement of prior period accounts. Prior period statements of loss were restated using average exchange rates for those periods; other equity components are translated at the applicable historical rate of exchange for the respective years. Assets and liabilities are translated at the rate of exchange prevailing at the balance sheet date.

Effective January 1, 2004, the Company has adopted the recommendations of revised Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870, "Stock-based compensation and other stock-based payments", which now requires the Company to adopt the fair value based method for all stock-based awards granted on or after January 1, 2004 and to retroactively restate its prior period financial statements for the effect of this new accounting policy. Previously the Company was only required to disclose in the notes to the consolidated financial statements the pro forma effect of compensation in respect of stock options granted to employees and directors after January 1, 2002. The Company uses the Black Scholes option pricing model to determine the fair value of options granted. Readers are referred to the consolidated financial statements for the years ended December 31, 2003 and 2002 for details of assumptions used in these calculations for prior periods.

The effect of the restatement was to increase the accumulated deficit as of December 31, 2002 by $742,000 (for options granted to employees and directors in 2002) and to increase the accumulated deficit as of January 1, 2004 by $1,293,000. Contributed surplus was restated for the corresponding effect of the restatement. There was no effect on the loss reported in the first quarter of 2003, as there were no options granted in that period.

Critical Accounting Estimates

There are no changes to critical accounting estimates from those presented for December 31, 2003.

The preparation of financial statements in conformity with GAAP requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date and reported costs and expenditures during the reporting period. Estimates and assumptions may be revised as new information is obtained, and are subject to change. The Company's accounting policies and estimates used in the preparation of the Financial Statements are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

The Company follows accounting guidelines in determining the value of stock-based compensation, as disclosed in Note 8 to the Financial Statements. Unlike other figures in the accounts, this is a calculated amount not based on historical cost, but on subjective assumptions introduced to an option pricing model, in particular: (1) an estimate for the average future hold period of issued stock options before exercise, expiry or cancellation and (2) future volatility of the company's share price in the expected hold period (using historical volatility as a reference). The resulting value calculated is not necessarily the value which the holder of the option could receive in an arm's length transaction, given that there is no market for the options and they are not transferable.

Property acquisition costs and related direct exploration costs may be deferred until the properties are placed into production, sold, abandoned or written down, where appropriate. The Company's accounting policy is to capitalize exploration costs on a project by project basis consistent with Canadian GAAP and applicable guidelines. The policy is consistent with other junior exploration companies which have not established mineral reserves objectively. An alternative policy would be to expense these costs until sufficient work has been done to determine that there is a probability a mineral reserve can be established; or alternatively, to expense such costs until a mineral reserve has been objectively established (which is the procedure prescribed under US GAAP). Management is of the view that its current policy is appropriate for the Company at this time. Based on annual impairment reviews made by management, or earlier if circumstances warrant, in the event that the long-term expectation is that the net carrying amount of these capitalized exploration costs will not be recovered, then the carrying amount is written down accordingly and the writedown charged to operations. A writedown may be warranted in situations where a property is to be sold or abandoned; or exploration activity ceases on a property due to unsatisfactory results or insufficient available funding. There were no writedowns required except for expenditures relating to minor projects which are normally incurred in a period.

Table of Commitments
Payments due by period
(000's)


                                      2004           2005-2006       2007-2008
                                ---------------- ---------------- --------------

Property payments (a)           $          75    $        200      $     150

Operating lease payments (b)               40             100              -

Contingent royalty payments (c)            -                -              -
                                ---------------- ---------------- --------------
                                $        115     $        300      $     150
                                ---------------- ---------------- --------------

a) Payments in respect of Dolores property, which the Company expects to make; all other property payments are at the discretion of the Company;

b)   Includes existing leases without extensions;

c) Royalty payments on the Dolores property, consisting of net smelter payments totaling 3.25% on gold and 2% on silver net revenues cannot be quantified until the project reaches production.

Related Party Transactions

Related party transactions are summarized in Note 8 to the financial statements for the three months ended March 31, 2004.

Risks and Uncertainties

Certain statements contained in this report, including statements regarding the anticipated development and expansion of the Company's business, the intent, belief or current expectations of the Company, its directors or its officers, primarily with respect to the future operating performance of the Company and the products it expects to offer and other statements contained herein regarding matters that are not historical facts, are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act (the "Reform Act"). Future filings with the Securities and Exchange Commission, future press releases and future oral or written statements made by or with the approval of the Company, which are not statements of historical fact, may contain forward-looking statements, as defined under the Reform Act. Because such statements include risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. For a more detailed discussion of some of the risks and uncertainties facing the Company, please see the management discussion and analysis found on pages 6-10 of the 2003 Annual Report or in the Company's annual information form.

Note to U.S. Investors

While the terms "mineral resource", "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the Securities and Exchange Commission. "Indicated mineral resource" and "inferred mineral resource" have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

                                 FORM 52-109F2

                        CERTIFICATION OF INTERIM FILINGS

I,  Mark  H.  Bailey,  President,   Chief  Executive  Officer  and  Director  of
Minefinders Corporation Ltd., certify that:

1. 1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Minefinders Corporation Ltd., (the Issuer) for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.   The  issuer's  other   certifying   officers  and  I  are  responsible  for
     establishing  and  maintaining   disclosure  controls  and  procedures  and
     internal control over financial reporting for the issuer, and we have:

     (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

     (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated:    May 12, 2004

/s/ "Mark H. Bailey"
Name:    Mark H. Bailey
Title:   President, Chief Executive Officer and Director

                                 FORM 52-109F2

                        CERTIFICATION OF INTERIM FILINGS

I, Jon N. Morda, Chief Financial Officer of Minefinders Corporation Ltd., certify that:

     1. 1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Minefinders Corporation Ltd., (the Issuer) for the interim period ending March 31, 2004;

     2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

     3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

     4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

          (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

          (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated:    May 12, 2004

/s/ "Jon N. Morda"
Name:    Jon N. Morda
Title:   Chief Financial Officer

May 14, 2004


To the following Securities Commissions:


BC Securities Commission
Alberta Securities Commision
Saskatchewan Securities Commission
Manitoba Securites Commission
Ontario Securities Commission
Quebec Securities Commission
and
Toronto Stock Exchange


Dear Sir:


Re: Minefinders Corporation Ltd


We confirm that the Consolidated Financial Statements was sent by prepaid mail to all Supplemental and Registered Shareholders in accordance with Canadian Securities Administrators' National Instrument 54-101 regarding communication with beneficial owners of securities of the reporting issuer, this day May 14, 2004.


Very truly yours,
Benwell Atkins Moore Wallace Corporation





"Chris Brydon"

Chris Brydon
Senior Account Director

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  Minefinders Corporation Ltd.
                                                  (Registrant)

Date     May 14, 2004                      By:    /S/ "Paul C. MacNeill"
        -------------------                       ------------------------------
                                                  (Print) Name: Paul C. MacNeill
                                                  Title: Director